UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FOMO WORLDWIDE, INC.

(Name of Issuer)

Series B Preferred Stock

(Title of Class of Securities)

NA

(CUSIP Number)

831 W North Ave., Pittsburgh, PA 15233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344429204	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vikram Grover
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,447,149
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 2,447,149
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,447,149
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14.	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 344429204	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to 1% Cumulative Convertible Series B Preferred Shares of FOMO WORLDWIDE, INC. The address of the principal executive office FOMO WORLDWIDE, INC. is 831 W North Ave., Pittsburgh, PA 15233. Its phone number is (630) 708-0750 and website is www.fomoworldwide.com.

Item 2. Identity and Background.

This Schedule 13D is filed by Vikram Grover, CEO of FOMO WORLDWIDE, INC., whose address is 625 Stanwix St. #2504, Pittsburgh, PA 15222.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Accrued compensation: $1,000 09/19/2023; $1,000 09/18/2023; $1,000 09/15/2023; $1,000 09/14/2023; $1,000 09/05/2023; $1,000 09/01/2023; $1,000 08/31/2023; $1,000 08/30/2023; $1,000 08/25/2023; $10,000 05/01/2023; $10,000 04/19/2023; $60,000 11/24/2021; $137,006 09/03/2020; $52,821 10/09/2020; $25,000 08/26/2019

Securities purchase agreement $483,000 05/05/2019

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

Common shares – 397,083,333; Series A Preferred shares – 5,333,333; Series B Preferred shares - 2,447,149; Series C Preferred shares – 1,000,000; Common stock purchase warrants – 400,000,000 @ .0005

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment contract with Vikram Grover March 6, 2019

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No. 344429204	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOMO WORLDWIDE, INC.

/s/ Vikram Grover
Vikram Grover

CEO
Title

September 19, 2023
Date